349970



CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY)
12/18/2017

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must have ADDITIONAL INSURED provisions or be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER	CONTACT NAME:	
Commercial Lines - (617) 330-1005	PHONE (A/C, No, Ext):	FAX (A/C, No):
USI Insurance Services National, Inc.	E-MAIL ADDRESS:	
200 Berkeley Street, 23rd Floor	INSURER(S) AFFORDING COVERAGE	NAIC #
Boston, MA 02116	INSURER A : Great American Insurance Company	16691
INSURED	INSURER B :	
Rainier Investment Management, LLC	INSURER C :	
601 Union St., Suite 2801	INSURER D :	
	INSURER E :	
Seattle WA 98101	INSURER F :	

COVERAGES   CERTIFICATE NUMBER: 12504198   REVISION NUMBER: See below

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE	ADDL INSD	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS	
	COMMERCIAL GENERAL LIABILITY						EACH OCCURRENCE	$
	☐ CLAIMS-MADE ☐ OCCUR						DAMAGE TO RENTED PREMISES (Ea occurrence)	$
							MED EXP (Any one person)	$
							PERSONAL & ADV INJURY	$
	GEN'L AGGREGATE LIMIT APPLIES PER:						GENERAL AGGREGATE	$
	☐ POLICY ☐ PRO-JECT ☐ LOC						PRODUCTS - COMP/OP AGG	$
	☐ OTHER:							$
	AUTOMOBILE LIABILITY						COMBINED SINGLE LIMIT (Ea accident)	$
	☐ ANY AUTO						BODILY INJURY (Per person)	$
	☐ OWNED AUTOS ONLY ☐ SCHEDULED AUTOS						BODILY INJURY (Per accident)	$
	☐ HIRED AUTOS ONLY ☐ NON-OWNED AUTOS ONLY						PROPERTY DAMAGE (Per accident)	$
								$
	☐ **UMBRELLA LIAB** ☐ OCCUR						EACH OCCURRENCE	$
	☐ **EXCESS LIAB** ☐ CLAIMS-MADE						AGGREGATE	$
	☐ DED ☐ RETENTION $							$
	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY Y / N ANYPROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? ☐ (Mandatory in NH) If yes, describe under DESCRIPTION OF OPERATIONS below	N / A					☐ PER STATUTE ☐ OTH-ER	
							E.L. EACH ACCIDENT	$
							E.L. DISEASE - EA EMPLOYEE	$
							E.L. DISEASE - POLICY LIMIT	$
A	Investment Company Bond			FS05353840301	9/30/2016	03/31/2018	$3,500,000 Limit - 9/30/16-11/18/17 $1,600,000 Limit - 11/18/17-3/31/18	

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

Evidence of Investment Company Bond

CERTIFICATE HOLDER	CANCELLATION
Rainier Investment Management Mutual Funds 601 Union Street Suite 2801 Seattle, WA 98101	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
	AUTHORIZED REPRESENTATIVE *Jeanne Brandon*

ACORD 25 (2016/03)

(This certificate replaces certificate# 12476063 issued on 11/29/2017)

APPROVAL OF FIDELITY BOND INSURANCE POLICY

Proposed Resolutions

RESOLVED, that the Fidelity Bond issued by Great American Insurance Company, with a term running from November 18, 2017 through March 31, 2018 (the "Fidelity Bond") naming the Rainier Investment Management Mutual Funds (the "Trust") as insured party, with a limit of liability in the amount of $1,600,000 and in substantially the form presented, be, and it hereby is, approved by the full Board of Trustees and by a vote of a majority of Independent Trustees, voting separately, subject to such changes as may be deemed necessary by the officers of the Trust, upon the advice of Counsel; and it is

FURTHER RESOLVED, that the officers of the Trust be, and hereby are, authorized to procure and bind such Fidelity Bond prior to the expiration of the current policy; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions.